                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February 2004
                          Commission File Number 1-8320
                                                 ------

                                  Hitachi, Ltd.
                                  -------------
                 (Translation of registrant's name into English)

          6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
          -------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
           Form 20-F      x                     Form 40-F _________
                      ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
           Yes ________          No   x
                                   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This report on Form 6-K contains the following:

1. Press release dated February 3, 2004 regarding details of joint venture with Casio in the field of mobile phones.

2. Press release dated February 4, 2004 regarding consolidated financial results for the third quarter of fiscal year ending March 31, 2004.

3. Press release dated February 4, 2004 regarding progress on Hitachi's medium-term management plan.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        Hitachi, Ltd.
                                           -------------------------------------
                                                                 (Registrant)





     Date  March 9, 2004                By  /s/ Takashi Hatchoji
           ------------------------        -------------------------------------
                                           Takashi Hatchoji
                                           Vice President and Executive Officer

                                                           FOR IMMEDIATE RELEASE

                Casio and Hitachi Announce Joint Venture Details
                For Casio Hitachi Mobile Communications Co., Ltd.

Tokyo, February 3, 2004 --- Casio Computer Co., Ltd. (TSE:6952) and Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced the name, method of establishment, directors and other details for a joint venture mobile phone handset company that was announced on November 18, 2003. On April 1, 2004, the two companies will establish the new company, Casio Hitachi Mobile Communications Co., Ltd., and transfer their respective businesses to such company through corporate split under the Japanese Commercial Code. The development, design, manufacture, procurement, quality assurance, sales and service operations involving mobile phone handsets in Japan and overseas of Casio's Mobile Communication Products and Solution Division and of the Mobile Information & Communication Appliance Division of Hitachi's Ubiquitous Platform Systems Group will be transferred to the new company.

The new company will bring together Casio's proven high-density surface mounting, image processing, application software and other technologies with Hitachi's high-speed data communications technology, device application technologies, secure systems design and other technologies. This will create a more stable, robust business with many benefits that include: savings in development expenses through the use of shared handset platforms and more efficient use of development resources; shorter development lead times; and lower manufacturing costs through the integration of procurement activities. The new company will also be well positioned to develop attractive, competitive products that keep pace with technological advances, and provide products based on CDMA technology that can meet an expected expansion in overseas mobile phone markets. These and other advantages of the new company will drive business expansion.

Reorganization Overview

1.   Company Name : Casio Hitachi Mobile Communications Co., Ltd.

2.   Overview of Corporate Split:
(1)  Schedule for the corporate split
     February 2, 2004  Approval by executive officers of corporate split agreement  (Hitachi)
     February 3, 2004  Approval by directors of corporate split agreement (Casio)
     February 3, 2004  Conclusion of corporate split agreement
     April    1, 2004  Date of corporate split (tentative)
     April    1, 2004  Registration of corporate split (tentative)

(2)  Method used for corporate split
a)   Method used for corporate split
     Casio and Hitachi will transfer their business units to a new company jointly established by them through a joint corporate split.

b)   Reason for using this method
     Casio and Hitachi have agreed to conduct joint development programs and to jointly establish a new company. The objectives are to develop mobile phone handsets more efficiently, stabilize business operations and bolster overseas operations. The method was chosen to ensure a smooth transition of these business activities to the new company.

(3)  Stock allocation
a)   Allocation ratio
     Casio will receive 30,600 shares of common stock to be issued by the new company. Hitachi will receive 29,400 shares of common stock to be issued by the new company.

b)   Basis for calculating allocation ratio
     To ensure that the allocation ratio is fair and appropriate, Casio and Hitachi respectively asked third parties to examine the value of their business to be separated. Based on discussions by the two companies concerning the results of this examination, Casio and Hitachi agreed on a ratio of 51:49.

c) Results of third-party calculations, calculation method and basis for calculations
     The third parties analyzed the value of the businesses of Casio and Hitachi that are to be separated using the discounted cash flow method and peer company comparisons, etc. This process was conducted after confirming with Casio and Hitachi valuation methods and assumptions and examining various documents regarding the separations that were provided by the two companies. Based on a comprehensive analysis using these elements, the third parties provided Casio and Hitachi with a range for the allocation ratio.

(4)  Payments
     There will be no payments with regard to the allocation of shares.

(5)  Rights and obligations transferred to the new company
     Casio and Hitachi will transfer to the new company all assets, liabilities and contractual status in principal contracts relating to the businesses to be separated.

(6)  Outlook for fulfillment of financial obligations
     Casio and Hitachi have judged that all obligations to be assumed by each company will possibly be fulfilled.

(7)  Newly appointed directors of the new company

     President and Director        Tateki Ohishi
                                   (Corporate Vice President, Senior General
                                   Manager, Casio's Mobile Communication
                                   Products and Solution Division)
     Vice president and Director   Koutaro Kawamura
                                   (General Manager, Mobile Information &
                                   Communication Appliance Division of Hitachi's
                                   Ubiquitous Platform Systems Group)
     Director                      Kanji Ozawa
                                   (General Manager, Casio Techno Co., Ltd.'s
                                   Mobile Communication Products Service Division)
     Director                      Youji Ogawa
                                   (Manager, Mobile Information & Communication
                                   Appliance Division of Hitachi's Ubiquitous
                                   Platform Systems Group)
     Director                      Shinichi Onoe
                                   (Casio's Executive Adviser)
     Director                      Kazuhiro Tachibana
                                   (Chief Strategy Officer & General Manager,
                                   Strategic Planning Office Hitachi's Ubiquitous
                                   Platform Systems Group)
     Director                      Kouichi Takeichi
                                   (Director, Member of the Board, General
                                   Manager, Casio's General Strategy &
                                   Management Department)
     Director                      Norio Ogimoto
                                   (General Manager Storage Media System Operation
                                   and Tokai Center Digital Media Division of
                                   Hitachi's Ubiquitous Platform Systems Group)
     Auditor                       Tatsuo Minamino
                                   (Manager, Management Auditing Group, General
                                   Strategy & Management Department of Casio)
     Auditor                       Makoto Arakawa
                                   (Manager, Credit Section, Accounting Division of Casio)
     Auditor                       Masao Terada
                                   (Senior Manager, Financial Dept. Hitachi's
                                   Ubiquitous Platform Systems Group)

3.   Profiles of Casio, Hitachi and Casio Hitachi Mobile Communications

                                 (as of March 31, 2003, provisional data as of establishment for new company)
-------------------------------------------------------------------------------------------------------------
                                                                                    Casio Hitachi Mobile
                                                                                   Communications Co., Ltd.
      Name             Casio Computer Co., Ltd.            Hitachi, Ltd.                (New company)
-------------------------------------------------------------------------------------------------------------
Business content   Development, manufacture,      Development, manufacture,      Development, design,
                   sale and services for          sale and services for          manufacture, procurement,
                   electronic equipment,          information electronics,       quality assurance, sales and
                   communications equipment,      power and industrial           services for mobile phones
                   electronic devices and other   systems, digital media and
                   products                       consumer products and others
-------------------------------------------------------------------------------------------------------------
Established        June 1, 1957                   February 1, 1920               April 1, 2004
                                                  (Instigated in 1910)
-------------------------------------------------------------------------------------------------------------
Head office        1-6-2 Hon-machi, Shibuya-ku,   4-6, Kanda-Surugadai,          2-229-1, Sakuragaoka
location           Tokyo                          Chiyoda-ku, Tokyo              Higashi-Yamato City, Tokyo
-------------------------------------------------------------------------------------------------------------
President          Kazuo Kasio                    Etsuhiko Shoyama               Tateki Ohishi
                   President and Director         President and Chief            President and Director
                                                  Executive Officer
-------------------------------------------------------------------------------------------------------------
Capital Stock      41,549 million yen             282,032 million yen            3.0 billion yen
-------------------------------------------------------------------------------------------------------------
Number of          270,442,868                    3,368,124,286                  60,000
Shares Held
(shares)
-------------------------------------------------------------------------------------------------------------
Shareholders'      135,238 million yen            1,373,964 million yen          10.0 billion yen
equity
-------------------------------------------------------------------------------------------------------------
Total assets       412,854 million yen            3,825,029 million yen          13.0 billion yen
-------------------------------------------------------------------------------------------------------------
Settlement term    March 31                       March 31                       March 31
-------------------------------------------------------------------------------------------------------------
Number of          3,371                          42,375                         350
Employees                                                                        (Temporary transfer)
(Unconsolidated                                                                  (Schedule)
Basis)
-------------------------------------------------------------------------------------------------------------
Principal          Public-sector                  Public-sector                  Casio Computer Co., Ltd.
customers          Manufacturing and              Manufacturing and              Hitachi, Ltd.
                   non-manufacturing industries   non-manufacturing
                   as well as government          industries as well as
                   agencies both domestic and     government agencies both
                   overseas                       domestic and overseas
-------------------------------------------------------------------------------------------------------------
Major              Japan Trustee Services Bank,   Japan Trustee Services         Casio Computer Co., Ltd.
shareholders and   Ltd.                   6.18%   Bank, Ltd.         6.30%                              51.0%
holdings           Nippon Life Insurance          NATS CUMCO         5.13%       Hitachi, Ltd.          49.0%
                   Company                5.05%   The Master Trust Bank of
                   Sumitomo Mitsui Banking        Japan, Ltd.        5.02%
                   Corp.                  4.94%
-------------------------------------------------------------------------------------------------------------
Primary            Sumitomo Mitsui Banking        Mizuho Corporate Bank, Ltd.    To be decided
transaction banks  Corp.                          UFJ Bank Ltd.
                   UFJ Bank Ltd.                  Mizuho Trust & Banking Co.,
                   Mizuho Corporate Bank, Ltd.    Ltd.
                   The bank of                    Others
                   Tokyo-Mitsubishi, Ltd.
                   Others
-------------------------------------------------------------------------------------------------------------
Significant        Capital              Casio and Hitachi are the owners of the new company.
relationships      ------------------------------------------------------------------------------------------
                   Human resources      Casio plans to temporarily transfer 190 of its employees to the new company. Hitachi plans to temporarily transfer 160 of its employees to the new company.
                   ------------------------------------------------------------------------------------------
                   Transactions         The new company will sell products to Hitachi and Casio.
-------------------------------------------------------------------------------------------------------------

4.   Financial Results (for the most recent three years)                                        (million yen)
                                       ----------------------------------------------------------------------
                                            Casio Computer Co., Ltd.                  Hitachi, Ltd.
                                             (Separating company)                 (Separating company)
Fiscal year ended                      2001/3/31   2002/3/31   2003/3/31    2001/3/31   2002/3/31   2003/3/31
-------------------------------------------------------------------------------------------------------------
Net sales                                341,361     295,415     359,159    4,015,824   3,522,299   3,112,411
-------------------------------------------------------------------------------------------------------------
Operating income (loss)                    8,561      (8,480)     12,327       98,577     (84,742)     53,741
-------------------------------------------------------------------------------------------------------------
Ordinary income (loss)                     6,404     (13,830)      9,270       56,058     (81,663)     52,014
-------------------------------------------------------------------------------------------------------------
Net income (loss)                          3,785     (20,838)      4,503       40,121    (252,641)     28,289
-------------------------------------------------------------------------------------------------------------
Net income per share (yen)                 13.94      (76.76)      16.14        12.02      (75.69)       8.38
-------------------------------------------------------------------------------------------------------------
Dividend per share (yen)                   12.50       12.50       12.50        11.00        3.00        6.00
-------------------------------------------------------------------------------------------------------------
Shareholder's per share (yen)             602.39      510.11      500.33       496.81      408.79      408.26
-------------------------------------------------------------------------------------------------------------

5.   Business operations to be separated
(1)  Mobile phone handset business
Casio Computer Co., Ltd.
     Development, design, manufacture, procurement, quality assurance, sales and service operations involving mobile phone handsets in Japan and overseas of the Communications Business Division (excluding the Sales Division and Product Planning Department within this division), and activities related to the above operations.

Hitachi, Ltd.
     Development, design, manufacture, procurement, quality assurance, sales and service operations involving mobile phone handsets in Japan and overseas of the Mobile Information & Communication Appliance Division (excluding the Product Planning Division within this division), and activities related to the above operations.

(2) Assets and liabilities to be transferred (estimate for March 31, 2004) Casio Computer Co., Ltd.
-----------------------------------  ----------------------------------------
               Assets                                 Liabilities
-----------------------------------  ----------------------------------------
Inventories
-----------------
Property and
equipment
-----------------
Investments and     7.9 billion yen  Loans Other liabilities  2.8 billion yen
intangible assets
-----------------
Other assets
-----------------------------------  ----------------------------------------

Hitachi, Ltd.
-----------------------------------  ----------------------------------------
               Assets                                 Liabilities
-----------------------------------  ----------------------------------------
Inventories
-----------------
Property and
equipment
-----------------
Investments and     5.0 billion yen  Loans Other liabilities  0.1 billion yen
intangible assets
-----------------
Other assets
-----------------------------------  ----------------------------------------

6.   Status of companies following corporate split
(1) There will be no changes in the names, business activities, head offices or CEOs of Casio or Hitachi. Moreover, this transaction will not reduce the paid-in capital of the two companies.

(2)  Impact on operating results
     Casio Computer Co., Ltd.
     The company plans to announce post-split consolidated and non-consolidated forecasts when it releases operating results for the fiscal year ending in March 2004.

     Hitachi, Ltd.
     The corporate split will have a negligible impact on operating results.

About Casio Computer Co., Ltd.
Casio Computer Co., Ltd. is one of the leading consumer electronics companies in the world. Since its establishment in 1957, Casio has been active in the development of a range of consumer electronic products such as electronic calculators, timepieces, musical instruments, digital cameras, and mobile phones. In recent years, Casio has also focused on technologies for compact LCDs, LSI chip mounting processes and other electronic devices. Visit Casio's global web site at http://world.casio.com/

About Hitachi, Ltd.
Hitachi, Ltd. (NYSE: HIT), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 340,000 employees worldwide. Fiscal 2002 (ended March 31, 2003) consolidated sales totaled 8,191.7 billion yen ($68.3 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's Web site at http://www.hitachi.com.

                                      # # #

                                                           FOR IMMEDIATE RELEASE

                Hitachi Announces Consolidated Financial Results
                      for the Third Quarter of Fiscal 2003

Tokyo, February 4, 2004 --- Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the third quarter of fiscal 2003, which ended December 31, 2003.

During the quarter, the U.S. economy, driven by consumer spending and plant and equipment investment, remained strong. In addition, Asian economies staged an export-led recovery. Amid falling product and service prices as deflation persisted, the Japanese economy as a whole continued its resurgence, supported in part by the upswing in private-sector plant and equipment investment.

Against this backdrop, net sales rose 7% year on year, to 2,046.9 billion yen (US$19,131 million). This came amid major year-on-year changes in the Information & Telecommunication Systems and Electronic Devices segments that resulted from ongoing business portfolio realignment across the Hitachi Group. Operating income climbed 391%, to 63.2 billion yen (US$591 million) with major contribution from improved earnings in Electronic Devices and Digital Media & Consumer Products segments as well as the positive effect of return of the substitutional portion of the Employees Pension Fund to the government.

By segment, Information & Telecommunication Systems sales increased 26%, to
514.5 billion yen (US$4,809 million), reflecting a solid performance in software and services, notably in outsourcing services, and hardware operations were bolstered by the inclusion of sales from hard disk drive (HDD) operations acquired from IBM Corporation. Another factor was firm sales of base stations for data communication systems for third-generation mobile phones in Japan. The segment saw its operating income leap 640%, to 13.4 billion yen (US$125 million).

In Electronic Devices, segment sales declined 12%, to 334.8 billion yen (US$3,130 million), mainly reflecting the April 2003 transfer of most semiconductor operations to equity-method affiliate Renesas Technology Corp., a joint venture with Mitsubishi Electric Corporation. Sales of Displays grew sharply on brisk demand for TFT LCDs for mobile phones and large flat screen TVs. The segment posted operating income of 11.8 billion yen (US$111 million), reversing an operating loss of 6.0 billion yen (US$56 million) a year earlier. Improved profitability in displays contributed to the turnaround.

In Power & Industrial Systems, sales decreased 3%, to 482.0 billion yen (US$4,505 million) due to sluggish sales of power generation equipment, which negated growth in sales to overseas markets at Hitachi Construction Machinery Co., Ltd. Operating income dipped 68%, to 3.0 billion yen (US$28 million), despite higher earnings at Hitachi Construction Machinery. The lower profit was attributable to deterioration in profits in power generation equipment as sales declined, as well as to additional work at environmental plant projects in Japan.

In Digital Media & Consumer Products, sales rose 7%, to 328.3 billion yen (US$3,069 million), overcoming lackluster demand in Japan for home appliances and lower sales of heating appliances due to the mild winter. Moreover, at Hitachi Maxell, Ltd., while sales of recordable DVDs increased, sales were sluggish for computer tapes and lithium ion batteries for mobile phones. Pacing growth in segment sales were higher sales of plasma TVs and optical disk drives in a growing market, as well as sharply higher sales of mobile phones. Segment operating income soared 313%, to 11.3 billion yen (US$106 million), as structural reforms led to improved profits in home appliances and earnings increased from optical disk drives.

In High Functional Materials & Components, sales increased 6%, to 329.8 billion yen (US$3,083 million). At Hitachi Cable, Ltd., sales of wires and cables increased while sales of electrical equipment and construction were weak. At Hitachi Chemical Co., Ltd., sales growth was recorded by materials for semiconductors and LCDs. At Hitachi Metals, Ltd., sales were lackluster in construction components, plant and equipment, but remained strong in electronic materials. Segment operating income climbed 110%, to 14.9 billion yen (US$139 million).

In Logistics, Services & Others, sales decreased 18%, to 307.6 billion yen (US$2,876 million), despite strong sales from the logistics solutions business at Hitachi Transport System, Ltd. Overseas sales companies saw sales decline due to the transfer of semiconductor sales operations to the newly established Renesas Technology, and the transfer of HDD sales operations to Hitachi Global Storage Technologies. Segment operating income rose 28%, to 3.4 billion yen (US$32 million).

In Financial Services, low interest rates and a declining volume of automobile loans to individuals affected results. Segment sales edged down 3%, to 137.9 billion yen (US$1,289 million). However, operating income climbed 137%, to 7.3 billion yen (US$69 million).

Other income jumped 149%, to 18.2 billion yen (US$171 million), despite lower interest income and dividends received. This increase was mainly attributable to higher gains on the sale of marketable and investment securities. Other deductions increased 80%, to 35.3 billion yen (US$330 million), due partly to charges for structural reforms.

As a result, Hitachi recorded income before income taxes and minority interests of 46.1 billion yen (US$432 million), and after 39.2 billion yen (US$367 million) in income taxes, income before minority interests of 6.9 billion yen (US$65 million). Hitachi recorded net income of 2.5 billion yen (US$24 million), reversing a net loss of 2.2 billion yen (US$21 million) a year earlier.

Financial Position
Operating activities used net cash of 56.9 billion yen (US$532 million), 26.7 billion yen (US$250 million) more than a year earlier, the result primarily of higher inventory levels to meet expected sales in the fourth quarter.

Investing activities used net cash of 132.4 billion yen (US$1,238 million),
205.5 billion yen (US$1,921 million) less year on year. The decrease was mainly due to the payment for the acquisition of the hard disk drive operations from IBM Corporation in the third quarter of the previous year.

Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of 189.3 billion yen (US$1,770 million), an improvement of 178.7 billion yen (US$1,670 million) year on year.

Financing activities provided net cash of 103.3 billion yen (US$966 million), a decrease of 166.1 billion yen (US$1,553 million) over the net cash provided in the previous fiscal year, mainly due to a smaller increase in interest-bearing debt.

Cash and cash equivalents as of December 31, 2003 amounted to 614.5 billion yen (US$5,744 million), a net decrease of 94.4 billion yen (US$883 million) during the third quarter.

Debt as of December 31, 2003 stood at 2,797.0 billion yen (US$26,141 million),
94.4 billion yen (US$883 million) higher than at September 30, 2003 as a result of an increase in short-term debt.

Capital investment on a completion basis rose 16%, to 213.5 billion yen (US$1,996 million). Of this, investment for internal use assets declined 5% to
70.1 billion yen (US$656 million) while investment for leasing assets increased 30% to 143.3 billion yen (US$1,340 million). Depreciation decreased 3%, to 113.9 billion yen (US$1,065 million) and R&D expenditures amounted to 86.6 billion yen (US$810 million), a decrease of 4% from the previous year, and corresponded to 4.2% of net sales.

All figures were converted at the rate of 107 yen = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2003.

Outlook for Fiscal 2003
The recovery in the world economy is expected to become even more evident based on expectations for more growth in the U.S. economy driven by higher personal spending and recovery in Asia on the back of the U.S. upswing.

The Japanese economy, while benefiting from the continuation of strong exports to the U.S. and Asia as well as increasing private-sector plant and equipment investment, is expected to remain clouded in uncertainty. There are still no immediate expectations for a dramatic improvement in the job market, and the recent significant changes in foreign exchange rates continue to impact corporate earnings. These and other factors are creating an uncertain operating environment.

Hitachi has decided not to revise its projections for fiscal 2003, as announced in October last year and detailed below. The projections assume an exchange rate of 105 yen to the U.S. dollar for the fourth quarter of fiscal 2003.

--------------------------------------------------------------------------------
Net sales                 8,350.0 billion yen    (year-on-year increase of 2%)
                          (US$79,524 million)
--------------------------------------------------------------------------------
Operating income            170.0 billion yen    (year-on-year increase of 11%)
                           (US$1,619 million)
--------------------------------------------------------------------------------
Income before income        225.0 billion yen    (year-on-year increase of 132%)
taxes and minority         (US$2,143 million)
interests
--------------------------------------------------------------------------------
Income before minority       45.0 billion yen    (year-on-year increase of 2%)
interests                    (US$429 million)
--------------------------------------------------------------------------------
Net income                   10.0 billion yen    (year-on-year decrease of 64%)
                              (US$95 million)
--------------------------------------------------------------------------------

Cautionary Statement
--------------------

Certain statements found in this document may constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such "forward-looking statements" reflect management's current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends are used to assist readers in identifying these "forward-looking statements." Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the "forward-looking statements" and from historical trends. Certain "forward-looking statements" are based on current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on "forward-looking statements," as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any "forward-looking statement" and from historical trends include, but are not limited to:

- rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment;

- uncertainty as to Hitachi's ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

- fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

- increasing commoditization of information technology products, and intensifying price competition in the market for such products;

- fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

- uncertainty as to Hitachi's ability to access, or access on favorable terms, liquidity or long-term financing, particularly in the context of limited credit availability currently prevailing in Japan;

- uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

- general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

- uncertainty as to Hitachi's access to, and ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

- uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and

- uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi's periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

                         Hitachi, Ltd. and Subsidiaries

                        Consolidated Financial Statements
                  for the Third Quarter Ended December 31, 2003

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 107 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of December 30, 2003.

Summary

In millions of yen and U.S. dollars, except Net income (loss) per share (6) and Net income (loss) per American Depositary Share (7).

                                ------------------------------------------------------------------------------------------
                                       Three months ended December 31                 Nine months ended December 31
                                ------------------------------------------------------------------------------------------
                                         Yen                       U.S. $             Yen                        U.S. $
                                      (millions)        (A)/(B)  (millions)        (millions)          (C)/(D) (millions)
                                ----------------------  X100(%)  -----------------------------------   X100(%) -----------
                                 2003 (A)    2002 (B)               2003       2003 (C)    2002 (D)               2003
--------------------------------------------------------------------------------------------------------------------------
1. Net sales                     2,046,964   1,921,059      107      19,131    6,088,371   5,837,550      104       56,901
--------------------------------------------------------------------------------------------------------------------------
2. Operating income                 63,274      12,896      491         591       83,513      74,584      112          780
--------------------------------------------------------------------------------------------------------------------------
3. Income before income taxes
   and minority interests           46,186         603       --         432      136,689      34,070      401        1,277
--------------------------------------------------------------------------------------------------------------------------
4. Income before minority
   interests                         6,955       2,122      328          65       21,279      19,508      109          199
--------------------------------------------------------------------------------------------------------------------------
5. Net income (loss)                 2,519      (2,263)      --          24        7,903       3,403      232           74
--------------------------------------------------------------------------------------------------------------------------
6. Net income (loss) per share
   Basic                              0.76       (0.68)      --        0.01         2.39        1.02      234         0.02
   Diluted                            0.73          --       --        0.01         2.32        0.93      249         0.02
--------------------------------------------------------------------------------------------------------------------------
7. Net income (loss) per ADS
    (representing 10 shares)
   Basic                                 8          (7)      --        0.07           24          10      240         0.22
   Diluted                               7          --       --        0.07           23           9      256         0.21
--------------------------------------------------------------------------------------------------------------------------

Notes: 1. The Company's financial statements are prepared based on U.S. GAAPs and are unaudited.
       2. Figures for the third quarter and first nine months of fiscal 2002 have been restated to reflect the Company's adoption of the FASB's Emerging Issues Task Force (EITF) Issue No. 03-2, "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities," which was issued in January 2003.
       3. Segment Information and operating income are presented in accordance with financial reporting principles and practices generally accepted in Japan.
       4. The figures are for 966 consolidated subsidiaries and 166 equity-method affiliates.

Consolidated Statements of Income (Unaudited)

`                                    -------------------------------------------
                                           Three months ended December 31
                                     -------------------------------------------
                                                             (A)/(B)     U.S.
                                              Yen            X100(%)    Dollars
                                           (millions)                 (millions)
                                     ----------------------           ----------
                                      2003 (A)    2002 (B)               2003
--------------------------------------------------------------------------------
Net sales                             2,046,964   1,921,059      107      19,131
--------------------------------------------------------------------------------
Cost of sales                         1,560,963   1,465,699      106      14,588
--------------------------------------------------------------------------------
Selling, general and
administrative expenses                 422,727     442,464       96       3,951
--------------------------------------------------------------------------------
   Operating income                      63,274      12,896      491         591
--------------------------------------------------------------------------------
Other income                             18,265       7,331      249         171
   (Interest and dividends)               4,398       5,345       82          41
   (Other)                               13,867       1,986      698         130
--------------------------------------------------------------------------------
Other deductions                         35,353      19,624      180         330
   (Interest charges)                     7,519       8,113       93          70
   (Other)                               27,834      11,511      242         260
--------------------------------------------------------------------------------
   Income before income taxes
   and minority interests                46,186         603       --         432
--------------------------------------------------------------------------------
Income taxes                             39,231      (1,519)      --         367
--------------------------------------------------------------------------------
   Income before minority interests       6,955       2,122      328          65
--------------------------------------------------------------------------------
Minority interests                        4,436       4,385      101          41
--------------------------------------------------------------------------------
   Net income (loss)                      2,519      (2,263)      --          24
--------------------------------------------------------------------------------

Consolidated Statements of Income (Unaudited)

                                     -------------------------------------------
                                            Nine months ended December 31
                                     -------------------------------------------
                                                                         U.S.
                                              Yen                      Dollars
                                           (millions)        (C)/(D)  (millions)
                                     ----------------------  X100(%)  ----------
                                      2003 (C)    2002 (D)               2003
--------------------------------------------------------------------------------
Net sales                             6,088,371   5,837,550      104      56,901
--------------------------------------------------------------------------------
Cost of sales                         4,718,939   4,435,257      106      44,102
--------------------------------------------------------------------------------
Selling, general and
administrative expenses               1,285,919   1,327,709       97      12,018
--------------------------------------------------------------------------------
   Operating income                      83,513      74,584      112         780
--------------------------------------------------------------------------------
Other income                            125,781      34,043      369       1,176
   (Interest and dividends)              14,932      16,326       91         140
   (Other)                              110,849      17,717      626       1,036
--------------------------------------------------------------------------------
Other deductions                         72,605      74,557       97         679
   (Interest charges)                    23,837      25,916       92         223
   (Other)                               48,768      48,641      100         456
--------------------------------------------------------------------------------
   Income before income taxes
   and minority interests               136,689      34,070      401       1,277
--------------------------------------------------------------------------------
Income taxes                            115,410      14,562      793       1,079
--------------------------------------------------------------------------------
   Income before minority interests      21,279      19,508      109         199
--------------------------------------------------------------------------------
Minority interests                       13,376      16,105       83         125
--------------------------------------------------------------------------------
   Net income                             7,903       3,403      232          74
--------------------------------------------------------------------------------

Consolidated Balance Sheets (Unaudited)

                                                              Yen                          Yen      U.S. Dollars
                                                           (millions)                   (millions)   (millions)
                                                  ---------------------------           -------------------------
                                                     As of          As of      (A)/(B)    As of        As of
                                                  December 31,  September 30,  X100(%)  March 31,   December 31,
                                                    2003(A)        2003(B)                 2003         2003
-----------------------------------------------------------------------------------------------------------------
Assets                                               9,867,566      9,884,473      100  10,179,389        92,220
-----------------------------------------------------------------------------------------------------------------
Current assets                                       5,326,623      5,132,368      104   5,193,465        49,782
   Cash and cash equivalents                           614,593        709,084       87     828,171         5,744
   Short-term investments                              263,431        254,178      104     186,972         2,462
   Trade receivables (Notes and Accounts)            2,083,064      1,981,959      105   2,057,227        19,468
   Investment in leases                                499,588        455,485      110     437,076         4,669
   Inventories                                       1,333,036      1,187,133      112   1,187,529        12,458
   Other current assets                                532,911        544,529       98     496,490         4,980
-----------------------------------------------------------------------------------------------------------------
Investments and advances                               871,314        877,763       99     726,442         8,143
-----------------------------------------------------------------------------------------------------------------
Property, plant and equipment                        2,276,856      2,339,046       97   2,601,050        21,279
-----------------------------------------------------------------------------------------------------------------
Other assets                                         1,392,773      1,535,296       91   1,658,432        13,017
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' equity                 9,867,566      9,884,473      100  10,179,389        92,220
-----------------------------------------------------------------------------------------------------------------
Current liabilities                                  4,090,046      3,933,087      104   4,005,228        38,225
   Short-term debt and current installments
    of long-term debt                                1,476,462      1,357,156      109   1,328,446        13,799
   Trade payables (Notes and Accounts)               1,186,766      1,135,402      105   1,212,064        11,091
   Other current liabilities                         1,426,818      1,440,529       99   1,464,718        13,335
-----------------------------------------------------------------------------------------------------------------
Noncurrent liabilities                               3,002,533      3,375,729       89   3,569,371        28,061
   Long-term debt                                    1,320,636      1,345,461       98   1,512,152        12,342
   Other liabilities                                 1,681,897      2,030,268       83   2,057,219        15,719
-----------------------------------------------------------------------------------------------------------------
Minority interests                                     756,519        750,142      101     751,578         7,070
-----------------------------------------------------------------------------------------------------------------
Stockholders' equity                                 2,018,468      1,825,515      111   1,853,212        18,864
   Common stock                                        282,032        282,032      100     282,032         2,636
   Capital surplus                                     550,051        549,548      100     562,214         5,141
   Legal reserve and retained earnings               1,755,100      1,760,817      100   1,766,338        16,403
   Accumulated other comprehensive
    income (loss)                                     (536,689)      (734,958)      --    (755,525)       (5,016)
      (Foreign currency translation adjustments)       (92,548)       (70,754)      --     (60,948)         (865)
      (Minimum pension liability adjustments)         (472,338)      (691,794)      --    (698,916)       (4,414)
      (Net unrealized holding gain on
       available-for-sale securities)                   29,151         28,536      102       4,874           272
      (Cash flow hedges)                                  (954)          (946)      --        (535)           (9)
   Treasury stock                                      (32,026)       (31,924)      --      (1,847)         (299)
-----------------------------------------------------------------------------------------------------------------

Consolidated Statements of Cash Flows (Unaudited)

                                                   ------------------------------------
                                                      Three months ended December 31
                                                   ------------------------------------
                                                           Yen            U.S. Dollars
                                                        (millions)         (millions)
                                                   ------------------------------------
                                                     2003       2002          2003
---------------------------------------------------------------------------------------
Cash flows from operating activities
   Net income (loss)                                  2,519      (2,263)            24
   Adjustments to reconcile net income (loss) to
    net cash used in operating activities
      Depreciation                                  113,909     117,683          1,065
      Increase in receivables and inventories      (255,328)   (185,323)        (2,386)
      Increase in payables                           69,053      85,098            645
      Other                                          12,903     (45,353)           121
---------------------------------------------------------------------------------------
         Net cash used in operating activities      (56,944)    (30,158)          (532)

Cash flows from investing activities
   (Increase) decrease in short-term investments    (21,737)      3,898           (203)
   Purchase of rental assets and other
    properties, net                                (178,783)   (166,211)        (1,671)
   Proceeds from sale of (purchase of)
    investments and subsidiaries' common
    stock, net                                       20,927      (3,982)           196
   Collection of investment in leases                78,733      72,090            736
   Other                                            (31,560)   (243,718)          (295)
---------------------------------------------------------------------------------------
         Net cash used in investing activities     (132,420)   (337,923)        (1,238)

Cash flows from financing activities
   Increase in interest-bearing debt                116,726     284,352          1,091
   Dividends paid to stockholders                    (9,077)     (8,524)           (85)
   Dividends paid to minority stockholders of
    subsidiaries                                     (5,497)     (5,390)           (51)
   Other                                              1,163        (969)            11
---------------------------------------------------------------------------------------
         Net cash provided by financing
          activities                                103,315     269,469            966
Effect of exchange rate changes on cash and cash
 equivalents                                         (8,442)     (1,584)           (79)
                                                   ------------------------------------
Net decrease in cash and cash equivalents           (94,491)   (100,196)          (883)
Cash and cash equivalents at beginning
 of the period                                      709,084     875,212          6,627
                                                   ------------------------------------
Cash and cash equivalents at end of the period      614,593     775,016          5,744
                                                   ====================================
---------------------------------------------------------------------------------------

Consolidated Statements of Cash Flows (Unaudited)

                                                   ------------------------------------
                                                      Nine months ended December 31
                                                   ------------------------------------
                                                           Yen            U.S. Dollars
                                                        (millions)         (millions)
                                                   ------------------------------------
                                                     2003       2002          2003
---------------------------------------------------------------------------------------
Cash flows from operating activities
   Net income                                         7,903       3,403             74
   Adjustments to reconcile net income to net
    cash provided by operating activities
      Depreciation                                  327,825     343,963          3,064
      Increase in receivables and inventories      (282,662)    (10,059)        (2,642)
      Increase in payables                           31,232      59,187            292
      Other                                          83,351    (235,149)           779
---------------------------------------------------------------------------------------
         Net cash provided by operating
          activities                                167,649     161,345          1,567
Cash flows from investing activities
   (Increase) decrease in short-term investments    (90,351)     21,489           (844)
   Purchase of rental assets and other
    properties, net                                (508,559)   (471,719)        (4,753)
   Proceeds from sale of investments and
    subsidiaries' common stock, net                 138,327      52,007          1,293
   Collection of investment in leases               276,218     281,959          2,581
   Other                                           (105,234)   (350,618)          (983)
---------------------------------------------------------------------------------------
         Net cash used in investing activities     (289,599)   (466,882)        (2,707)
Cash flows from financing activities
   Increase (decrease) in interest-bearing debt     (10,687)     92,445           (100)
   Dividends paid to stockholders                   (19,188)     (8,606)          (179)
   Dividends paid to minority stockholders of
    subsidiaries                                    (12,288)    (12,346)          (115)
   Other                                            (28,272)        119           (264)
---------------------------------------------------------------------------------------
         Net cash provided by (used in)
          financing activities                      (70,435)     71,612           (658)
Effect of exchange rate changes on cash and cash
 equivalents                                        (21,193)    (20,433)          (198)
                                                   ------------------------------------
Net decrease in cash and cash equivalents          (213,578)   (254,358)        (1,996)
Cash and cash equivalents at beginning
 of the period                                      828,171   1,029,374          7,740
                                                   ------------------------------------
Cash and cash equivalents at end of the period      614,593     775,016          5,744
                                                   ====================================
---------------------------------------------------------------------------------------

Segment Information (Unaudited)

Industry Segments

---------------------------------------------------------------------------------------------------------
                                                             Three months ended December 31
                                                  -------------------------------------------------------
                                                            Yen                           U.S. Dollars
                                                        (millions)           (A)/(B)       (millions)
                                                  -----------------------      X100      ----------------
                                                   2003 (A)     2002 (B)       (%)            2003
---------------------------------------------------------------------------------------------------------
                 Information & Telecommunication     514,599      409,665          126             4,809
                 Systems                                 21%          17%
                 ----------------------------------------------------------------------------------------
                 Electronic Devices                  334,899      378,452           88             3,130
                                                         14%          16%
                 ----------------------------------------------------------------------------------------
                 Power & Industrial Systems          482,057      498,747           97             4,505
                                                         20%          20%
                 ----------------------------------------------------------------------------------------
                 Digital Media & Consumer            328,396      307,473          107             3,069
                 Products                                13%          13%
                 ----------------------------------------------------------------------------------------
Sales            High Functional Materials           329,844      310,323          106             3,083
                 & Components                            13%          13%
                 ----------------------------------------------------------------------------------------
                 Logistics, Services & Others        307,685      375,994           82             2,876
                                                         13%          15%
                 ----------------------------------------------------------------------------------------
                 Financial Services                  137,942      142,924           97             1,289
                                                          6%           6%
                 ----------------------------------------------------------------------------------------
                 Subtotal                          2,435,422    2,423,578          100            22,761
                                                        100%         100%
                 ----------------------------------------------------------------------------------------
                 Eliminations & Corporate items     (388,458)    (502,519)          --            (3,630)
                 ----------------------------------------------------------------------------------------
                 Total                             2,046,964    1,921,059          107            19,131
=========================================================================================================
                 Information & Telecommunication      13,408        1,811          740               125
                 Systems                                 21%           9%
                 ----------------------------------------------------------------------------------------
                 Electronic Devices                   11,871       (6,010)          --               111
                                                         18%         (29%)
                 ----------------------------------------------------------------------------------------
                 Power & Industrial Systems            3,045        9,552           32                28
                                                          5%          45%
                 ----------------------------------------------------------------------------------------
                 Digital Media & Consumer             11,360        2,748          413               106
                 Products                                17%          13%
                 ----------------------------------------------------------------------------------------
Operating        High Functional Materials            14,909        7,113          210               139
income (loss)    & Components                            23%          34%
                 ----------------------------------------------------------------------------------------
                 Logistics, Services & Others          3,437        2,678          128                32
                                                          5%          13%
                 ----------------------------------------------------------------------------------------
                 Financial Services                    7,383        3,116          237                69
                                                         11%          15%
                 ----------------------------------------------------------------------------------------
                 Subtotal                             65,413       21,008          311               611
                                                        100%         100%
                 ----------------------------------------------------------------------------------------
                 Eliminations & Corporate items       (2,139)      (8,112)          --               (20)
                 ----------------------------------------------------------------------------------------
                 Total                                63,274       12,896          491               591
---------------------------------------------------------------------------------------------------------

Note: Net sales by industry segment include intersegment transactions.

Segment Information (Unaudited)

Industry Segments

                                                  -------------------------------------------------------
                                                         Nine months ended December 31
                                                  -------------------------------------------------------
                                                            Yen                           U.S. Dollars
                                                         (millions)            (C)/(D)     (millions)
                                                  -----------------------      X100(%)   ----------------
                                                   2003 (C)     2002 (D)                      2003
---------------------------------------------------------------------------------------------------------
                 Information & Telecommunication   1,567,878    1,287,895          122            14,653
                 Systems                                 22%          17%
                 ----------------------------------------------------------------------------------------
                 Electronic Devices                  942,428    1,144,869           82             8,808
                                                         13%          16%
                 ----------------------------------------------------------------------------------------
                 Power & Industrial Systems        1,555,496    1,566,848           99            14,537
                                                         21%          21%
                 ----------------------------------------------------------------------------------------
                 Digital Media & Consumer            913,807      905,162          101             8,540
                 Products                                12%          12%
                 ----------------------------------------------------------------------------------------
 Sales           High Functional Materials           952,050      923,384          103             8,898
                 & Components                            13%          13%
                 ----------------------------------------------------------------------------------------
                 Logistics, Services & Others        920,654    1,076,607           86             8,604
                                                         13%          15%
                 ----------------------------------------------------------------------------------------
                 Financial Services                  405,865      436,245           93             3,793
                                                          6%           6%
                 ----------------------------------------------------------------------------------------
                 Subtotal                          7,258,178    7,341,010           99            67,833
                                                        100%         100%
                 ----------------------------------------------------------------------------------------
                 Eliminations & Corporate items   (1,169,807)  (1,503,460)          --           (10,933)
                 ----------------------------------------------------------------------------------------
                        Total                      6,088,371    5,837,550          104            56,901
=========================================================================================================
                 Information & Telecommunication      18,807       43,978           43               176
                 Systems                                 19%          44%
                 ----------------------------------------------------------------------------------------
                 Electronic Devices                   15,546      (13,928)          --               145
                                                         15%         (14%)
                 ----------------------------------------------------------------------------------------
                 Power & Industrial Systems           10,980       20,663           53               103
                                                         11%          20%
                 ----------------------------------------------------------------------------------------
                 Digital Media & Consumer             12,088        8,495          142               113
                 Products                                12%           8%
                 ----------------------------------------------------------------------------------------
 Operating       High Functional Materials            24,142       16,155          149               226
 income (loss)   & Components                            24%          16%
                 ----------------------------------------------------------------------------------------
                 Logistics, Services & Others          3,040        4,135           74                28
                                                          3%           4%
                 ----------------------------------------------------------------------------------------
                 Financial Services                   15,578       21,769           72               146
                                                         16%          22%
                 ----------------------------------------------------------------------------------------
                 Subtotal                            100,181      101,267           99               936
                                                        100%         100%
                 ----------------------------------------------------------------------------------------
                 Eliminations & Corporate items      (16,668)     (26,683)          --              (156)
                 ----------------------------------------------------------------------------------------
                        Total                         83,513       74,584          112               780
---------------------------------------------------------------------------------------------------------

Note: Net sales by industry segment include intersegment transactions.

Segment Information (Unaudited)

Sales by Market

                                                  ------------------------------------------------------
                                                             Three months ended December 31
                                                  ------------------------------------------------------
                                                            Yen                           U.S. Dollars
                                                        (millions)             (A)/(B)     (millions)
                                                  -----------------------      X100(%)   ---------------
                                                    2003 (A)    2002 (B)                      2003
--------------------------------------------------------------------------------------------------------
                 Japan                             1,277,820    1,244,908          103            11,942
                                                         62%          65%
--------------------------------------------------------------------------------------------------------
                 Asia                                310,118      254,008          122             2,898
                                                         15%          13%
                 ---------------------------------------------------------------------------------------
                 North America                       230,161      242,035           95             2,151
                                                         11%          13%
                 ---------------------------------------------------------------------------------------
                 Europe                              171,689      135,257          127             1,605
                                                          9%           7%
                 ---------------------------------------------------------------------------------------
                 Other Areas                          57,176       44,851          127               534
                                                          3%           2%
                 ---------------------------------------------------------------------------------------
                 Outside Japan                       769,144      676,151          114             7,188
                                                         38%          35%
--------------------------------------------------------------------------------------------------------
                 Total                             2,046,964    1,921,059          107            19,131
                                                        100%         100%
--------------------------------------------------------------------------------------------------------


                                                  ------------------------------------------------------
                                                             Nine months ended December 31
                                                  ------------------------------------------------------
                                                            Yen                           U.S. Dollars
                                                         (millions)            (C)/(D)     (millions)
                                                  -----------------------      X100(%)   ---------------
                                                   2003 (C)     2002 (D)                      2003
--------------------------------------------------------------------------------------------------------
                 Japan                             3,914,182    3,878,016          101            36,581
                                                         64%          66%
--------------------------------------------------------------------------------------------------------
                 Asia                                863,901      752,602          115             8,074
                                                         14%          13%
                 ---------------------------------------------------------------------------------------
                 North America                       658,379      669,015           98             6,153
                                                         11%          12%
                 ---------------------------------------------------------------------------------------
                 Europe                              475,147      397,442          120             4,441
                                                          8%           7%
                 ---------------------------------------------------------------------------------------
                 Other Areas                         176,762      140,475          126             1,652
                                                          3%           2%
                 ---------------------------------------------------------------------------------------
                 Outside Japan                     2,174,189    1,959,534          111            20,320
                                                         36%          34%
--------------------------------------------------------------------------------------------------------
                 Total                             6,088,371    5,837,550          104            56,901
                                                        100%         100%
--------------------------------------------------------------------------------------------------------

                                      # # #

                                                                February 4, 2004
                                                                   Hitachi, Ltd.


                            Supplementary Information
       for the Third Quarter Ended December 31, 2003 (Consolidated basis)

1. Summary                                                                                  (Billions of yen)
                                       ----------------------------------------------------------------------
                                         Three months ended December 31       Nine months ended December 31
                                       ----------------------------------------------------------------------
                                                            2003                                 2003
                                                     ------------------                   -------------------
                                                                (B)/(A)                              (D)/(C)
                                        2002(A)       (B)       X100(%)      2002(C)       (D)       X100(%)
-------------------------------------------------------------------------------------------------------------
Average exchange rate (Yen / U.S.$)          122         108          --          122         115          --
-------------------------------------------------------------------------------------------------------------
Capital investment (Completion basis)      184.0       213.5         116        559.3       594.4         106
   ----------------------------------------------------------------------------------------------------------
   Leasing assets                          110.1       143.3         130        323.9       379.9         117
   ----------------------------------------------------------------------------------------------------------
   Other                                    73.8        70.1          95        235.3       214.5          91
-------------------------------------------------------------------------------------------------------------
Depreciation                               117.6       113.9          97        343.9       327.8          95
   ----------------------------------------------------------------------------------------------------------
   Leasing assets                           20.3        26.9         132         60.5        80.2         132
   ----------------------------------------------------------------------------------------------------------
   Other                                    97.2        86.9          89        283.3       247.6          87
-------------------------------------------------------------------------------------------------------------
R&D expenditure                             90.7        86.6          96        280.4       271.1          97
   ----------------------------------------------------------------------------------------------------------
   Percentage of net sales                  4.7%        4.2%          --         4.8%        4.5%          --
-------------------------------------------------------------------------------------------------------------

                                              ---------------------------------------------------------------
                                               As of March 31,    As of September 30,     As of December 31,
                                                     2003               2003                    2003
-------------------------------------------------------------------------------------------------------------
Stockholders' equity per share (Yen)                  550.76                   553.48                  612.01
-------------------------------------------------------------------------------------------------------------
Cash & cash equivalents, Short-term
investments (Billions of yen)                        1,015.1                    963.2                   878.0
-------------------------------------------------------------------------------------------------------------
Interest-bearing debt (Billions of
yen)                                                 2,840.5                  2,702.6                 2,797.0
-------------------------------------------------------------------------------------------------------------
Number of employees                                  339,572                  326,500                 327,758
   ----------------------------------------------------------------------------------------------------------
   Japan                                             256,085                  243,476                 240,912
   ----------------------------------------------------------------------------------------------------------
   Overseas                                           83,487                   83,024                  86,846
-------------------------------------------------------------------------------------------------------------
Number of consolidated subsidiaries                    1,112                      967                     966
   ----------------------------------------------------------------------------------------------------------
   Japan                                                 708                      560                     554
   ----------------------------------------------------------------------------------------------------------
   Overseas                                              404                      407                     412
-------------------------------------------------------------------------------------------------------------

2.Overseas sales by industry segment                                                        (Billions of yen)
                                       ----------------------------------------------------------------------
                                         Three months ended December 31       Nine months ended December 31
                                       ----------------------------------------------------------------------
                                                            2003                                 2003
                                                     ------------------                   -------------------
                                                                (B)/(A)                              (D)/(C)
                                        2002(A)       (B)       X100(%)      2002(C)       (D)       X100(%)
-------------------------------------------------------------------------------------------------------------
Information & Telecommunication
 Systems                                    79.5       186.1         234        208.5       492.9         236
-------------------------------------------------------------------------------------------------------------
Electronic Devices                         137.7       132.6          96        400.9       364.2          91
-------------------------------------------------------------------------------------------------------------
Power & Industrial Systems                  88.3       120.7         137        282.5       356.3         126
-------------------------------------------------------------------------------------------------------------
Digital Media & Consumer Products          114.9       126.2         110        360.9       363.8         101
-------------------------------------------------------------------------------------------------------------
High Functional Materials
 & Components                               78.4        85.1         109        234.0       245.6         105
-------------------------------------------------------------------------------------------------------------
Logistics, Services & Others               166.9       108.9          65        444.0       322.5          73
-------------------------------------------------------------------------------------------------------------
Financial Services                           9.6         9.2          95         28.1        28.5         102
-------------------------------------------------------------------------------------------------------------
Eliminations & Corporate items               0.4         0.0          --          0.3         0.0          --
-------------------------------------------------------------------------------------------------------------
Total                                      676.1       769.1         114      1,959.5     2,174.1         111
-------------------------------------------------------------------------------------------------------------

                                      # # #

                                                                February 4, 2004
                                                                   Hitachi, Ltd.

    Supplementary Information on Information & Telecommunication Systems and
                                    Displays

Note: *1.  Segment information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.

1.   Information & Telecommunication Systems
--------------------------------------------

(1)  Sales and operating income by product sector *2 *3                                     (Billions of yen)
                                        ---------------------------------------------------------------------
                                         Three months ended December 31       Nine months ended December 31
                                        ---------------------------------------------------------------------
                                                                (A)/(B)                              (C)/(D)
                                        2003 (A)   2002 (B)     X100(%)     2003 (C)    2002 (D)     X100(%)
-------------------------------------------------------------------------------------------------------------
Sales                                      514.5       409.6       126%     1,567.8     1,287.8         122%
   ----------------------------------------------------------------------------------------------------------
   Software & Services                     191.2       189.2       101%       650.7       642.6         101%
   ----------------------------------------------------------------------------------------------------------
   Hardware                                323.3       220.4       147%       917.0       645.2         142%
-------------------------------------------------------------------------------------------------------------
Operating income                            13.4         1.8       740%        18.8        43.9          43%
-------------------------------------------------------------------------------------------------------------

Notes: *2. On April 1, 2003, all hard disk drive operations were integrated with
           Hitachi Global Storage Technologies (Hitachi GST), a Hitachi subsidiary which started operations on January 1, 2003. Hitachi GST has a December 31 year-end and the consolidated results for Hitachi, Ltd. for the nine months ended December 31, 2003, includes Hitachi GST's business results for the nine months ended September 30, 2003.

       *3. Figures for each product exclude intra-segment transactions.

(2)  Sales by product sector  *2 *3                                                         (Billions of yen)
                                        ---------------------------------------------------------------------
                                         Three months ended December 31      Nine months ended December 31
                                        ---------------------------------------------------------------------
                                                                (A)/(B)                              (C)/(D)
                                        2003 (A)   2002 (B)     X100(%)     2003 (C)    2002 (D)     X100(%)
-------------------------------------------------------------------------------------------------------------
Sales                                      514.5       409.6       126%     1,567.8     1,287.8         122%
   ----------------------------------------------------------------------------------------------------------
   Software & Services                     191.2       189.2       101%       650.7       642.6         101%
      -------------------------------------------------------------------------------------------------------
      Software                              37.3        39.8        94%       121.1       131.4          92%
      -------------------------------------------------------------------------------------------------------
      Services                             153.9       149.4       103%       529.6       511.2         104%
   ----------------------------------------------------------------------------------------------------------
   Hardware                                323.3       220.4       147%       917.0       645.2         142%
      -------------------------------------------------------------------------------------------------------
      Storage  *4                          176.3        88.0       200%       468.4       253.5         185%
      -------------------------------------------------------------------------------------------------------
      Servers  *5                           30.0        33.8        89%        97.0        93.9         103%
      -------------------------------------------------------------------------------------------------------
      PCs  *6                               32.7        32.3       101%        99.5       103.9          96%
      -------------------------------------------------------------------------------------------------------
      Telecommunication                     31.2        25.1       124%        90.0        72.3         124%
      -------------------------------------------------------------------------------------------------------
      Others                                53.1        41.2       129%       162.1       121.6         133%
-------------------------------------------------------------------------------------------------------------

Notes:  *4.  Figures for Storage include disk array subsystems, hard disk drives, etc.
        *5. Figures for Servers include general-purpose computers, UNIX servers, supercomputers, etc.
        *6.  Figures for PCs include PC servers, client PCs, etc.

(3) SAN/NAS Storage Solutions

                                                                                            (Billions of yen)
                                       ----------------------------------------------------------------------
                                         Three months ended December 31       Nine months ended December 31
-------------------------------------------------------------------------------------------------------------
                                                                (A)/(B)                              (C)/(D)
                                        2003 (A)    2002 (B)    X100(%)      2003 (C)    2002 (D)    X100(%)
-------------------------------------------------------------------------------------------------------------
Sales                                       65.0        70.0        93%         193.0       200.0        97%
-------------------------------------------------------------------------------------------------------------

(4) Hard Disk Drives *7 *8

[ Period from April 1, 2002 through December 31, 2002 ]
--------------------------------------------------------------------------------
     Period recorded for          Three months ended         Nine months ended
   consolidated accounting           December 31               December 31
           purposes              (Oct.2002 to Dec.2002)   (Apr.2002 to Dec.2002)
--------------------------------------------------------------------------------
        Shipment Period           Oct.2002 to Dec.2002     Apr.2002 to Dec.2002
--------------------------------------------------------------------------------
Sales (billions of yen)                             --                        --
--------------------------------------------------------------------------------
Shipments (thousand units) *9                    2,200                     6,200
--------------------------------------------------------------------------------
   Mobiles  *10                                  1,900                     5,400
--------------------------------------------------------------------------------
   Servers  *11                                    300                       800
--------------------------------------------------------------------------------
   Desktops  *12                                    --                        --
--------------------------------------------------------------------------------
   Emerging  *13                                    --                        --
--------------------------------------------------------------------------------

[ Period from April 1, 2003 through December 31, 2003 ]
--------------------------------------------------------------------------------
     Period recorded for           Three months ended        Nine months ended
   consolidated accounting            December 31               December 31
           purposes              (Oct.2003 to Dec.2003)   (Apr.2003 to Dec.2003)
--------------------------------------------------------------------------------
        Shipment Period           Jul.2003 to Sep.2003     Jan.2003 to Sep.2003
--------------------------------------------------------------------------------
                                                                       Ref *14
--------------------------------------------------------------------------------
Sales (billions of yen)                          128.6         321.5       348.3
--------------------------------------------------------------------------------
Shipments (thousand units)  *9                  11,600        28,400      30,700
--------------------------------------------------------------------------------
   Mobiles  *10                                  6,600        15,800      17,800
--------------------------------------------------------------------------------
   Servers  *11                                    900         2,100       2,300
--------------------------------------------------------------------------------
   Desktops  *12                                 3,900        10,200      10,200
--------------------------------------------------------------------------------
   Emerging  *13                                   160           360         360
--------------------------------------------------------------------------------

[ Period from April 1, 2003 through March 31, 2004 ]
--------------------------------------------------------------------------------
     Period recorded for          Three months ended       Twelve months ended
   consolidated accounting             March 31                December 31
           purposes              (Jan.2004 to Mar.2004)   (Apr.2003 to Mar.2004)
--------------------------------------------------------------------------------
        Shipment Period         Oct.2003 to Dec.2003 *15   Jan.2003 to Dec.2003
--------------------------------------------------------------------------------
                                                                       Ref *14
--------------------------------------------------------------------------------
Sales (billions of yen)                            135.9      457.4       484.2
--------------------------------------------------------------------------------
Shipments (thousand units) *9                     12,600     41,100      43,400
--------------------------------------------------------------------------------
   Mobiles  *10                                    7,300     23,100      25,100
--------------------------------------------------------------------------------
   Servers  *11                                    1,100      3,100       3,400
--------------------------------------------------------------------------------
   Desktops  *12                                   4,200     14,400      14,400
--------------------------------------------------------------------------------
   Emerging  *13                                     130        480         480
--------------------------------------------------------------------------------
Notes:  *7.  Figures include intra-segment transactions.
        *8.  On December 31, 2002, Hitachi purchased majority ownership in a company to which IBM Corporation's hard disk drive operations had been transferred. On January 1, 2003, the company began operating as Hitachi GST. Hitachi GST has a December 31 year-end and Hitachi,
             Ltd. has a March 31 year-end. The third-quarter consolidated results for Hitachi, Ltd. include the results of Hitachi GST for the three-month period from July 1, 2003 through September 30, 2003. Meanwhile, the results of Hitachi, Ltd.'s HDD operations for the period from January 1, 2003 through March 31, 2003 were included in Hitachi's consolidated financial results for the year ended March 31, 2003. On April 1, 2003, Hitachi, Ltd.'s HDD operations were integrated in Hitachi GST.
        *9.  Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.
        *10. Note-PCs (2.5inch), consumer electronics applications (1.8inch), etc.
        *11. Disk array subsystems, servers (3.5inch), etc.
        *12. Desktop-PCs, consumer electronics applications (3.5inch), etc.
        *13. Hand held devices (1 inch), automotive (2.5 inch), etc.
        *14. The figures provided for reference purposes represent the combined sales and shipments of Hitachi, Ltd.'s HDD operations prior to integration and Hitachi GST's operations, and are shown to give an overall picture of Hitachi's HDD operations for the nine-month period ended September 30, 2003 and for the twelve-month period ended December 31, 2003.
        *15. Results for HDD operations in the period from October 1, 2003 through December 31, 2003 will be included in Hitachi's fiscal 2003 fourth-quarter, ending March 31, 2004 results.

2. Displays
-----------
(1) Sales and operating income (loss)

                                                                                            (Billions of yen)
                                        ---------------------------------------------------------------------
                                         Three months ended December 31       Nine months ended December 31
                                        ---------------------------------------------------------------------
                                                                (A)/(B)                              (C)/(D)
                                         2003(A)    2002(B)     X100(%)      2003(C)     2002(D)     X100(%)
-------------------------------------------------------------------------------------------------------------
Sales                                     69.0        43.7         158%       187.8       143.7         131%
-------------------------------------------------------------------------------------------------------------
Operating income (loss)                    4.5        (7.7)         --         (0.4)       (9.0)         --
-------------------------------------------------------------------------------------------------------------

(2) LCD sales

                                                                                            (Billions of yen)
-------------------------------------------------------------------------------------------------------------
                                         Three months ended December 31       Nine months ended December 31
                                        ---------------------------------------------------------------------
                                                                (A)/(B)                              (C)/(D)
                                         2003(A)    2002(B)     X100(%)      2003(C)     2002(D)      X100(%)
-------------------------------------------------------------------------------------------------------------
Sales                                     61.0        32.0         191%       161.0       112.0         144%
-------------------------------------------------------------------------------------------------------------
   Large-size LCDs                        29.0        20.0         145%        84.0        78.0         108%
-------------------------------------------------------------------------------------------------------------
   Small and medium-size LCDs             32.0        12.0         267%        77.0        34.0         226%
-------------------------------------------------------------------------------------------------------------

                                      # # #

                                                           FOR IMMEDIATE RELEASE

       Progress on the "i.e.HITACHI Plan II" Medium-Term Management Plan

Tokyo, February 4, 2004 --- Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced progress with initiatives designed to achieve positive FIV* (Future Inspiration Value) in fiscal 2005, a goal of its current medium-term management plan, "i.e.HITACHI Plan II."

Hitachi is realigning its business portfolio based on reviews of the activities and growth potential of all businesses. With many of the acquisitions and joint ventures conducted thus far having proven successful, targeted businesses are expected to grow between now and fiscal 2005.

Moreover, Hitachi is actively making investments in R&D in the ubiquitous application products, the automotive equipment, biomedical and other businesses, all of which are expected to expand from fiscal 2006 onward. Advanced research, the wellspring of future growth, is another area where Hitachi is bolstering R&D.

At present, Hitachi expects it will be capable of generating consolidated operating income in excess of 400 billion yen on net sales in the order of 9 trillion yen in fiscal 2005. Based on this assumption, Hitachi expects to generate positive FIV that year.

* FIV is Hitachi's economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit. After-tax operating profit must exceed the cost of capital to achieve positive FIV.

1. Progress With Realigning the Business Portfolio and Measures to Increase Profitability

Hitachi is projecting that consolidated net sales in fiscal 2005 will be approximately 650 billion yen higher than in fiscal 2002 due to the acquisition of IBM Corporation's hard disk drive (HDD) operations, the acquisition of Sumitomo Special Metals Co., Ltd. by Hitachi Metals, Ltd. and other business portfolio realignment actions. Conversely, the transfer of Hitachi, Ltd.'s semiconductor operations to joint venture Renesas Technology Corp. and other developments are expected to lower net sales over the same period by approximately 540 billion yen.

The integration of semiconductor operations in joint ventures, which are accounted for as equity-method affiliates, has bolstered competitiveness and improved earnings.

In the display business, earnings have improved significantly by changing the product mix. The focus in this business has shifted from the highly volatile notebook PC market to small and medium-size LCD panels, particularly for the expanding market in Japan for mobile phones featuring color screens. Growth in LCD panels for flat panel TVs is another factor behind the improvement in earnings. At this time, Hitachi has decided to invest an additional 12 billion yen in a production line for low-temperature polysilicon TFT LCDs in response to increasing demand for mobile phones equipped with high-resolution color displays.

In the consumer business, Hitachi Home & Life Solutions, Inc. has initiated structural reforms, mainly focused on reducing fixed expenses. Initiatives such as expanding sales in Japan of home appliances manufactured overseas are intended to give the company a more competitive structure, particularly regarding fixed costs, with which it can expand its business going forward. Meanwhile, Hitachi, Ltd.'s Ubiquitous Platform Systems Group has reorganized and integrated bases producing CRT TVs, VTRs and other existing audio-visual products in Japan and overseas, while refocusing on digital consumer electronics, a category which includes plasma TVs, projection TVs and optical storage drives.

In addition to these initiatives, Hitachi has been pushing ahead with Corporate Innovation Initiative II to improve profitability. Measures include upgrading cash flow management and initiatives to reduce expenses. Moreover, Hitachi is continuing with measures designed to nurture employees and create new businesses, including the establishment of virtual venture companies by "corporate senior staff." The objective is to turn venture companies into full-fledged businesses much in the same manner as Hitachi has done with Mu-Solutions. With FIV as its key management benchmark, Hitachi is thus working on many fronts to improve profitability while creating attractive products and services that dovetail with customer needs.

2.   Measures for Continuous Growth
In tandem with business portfolio realignment, Hitachi is pushing ahead with measures to ensure growth over the medium and long terms. Investments are being made in R&D in the automotive equipment, battery, biomedical and other businesses, all of which are expected to grow significantly going forward. An example is a pilot production line for rechargeable lithium-ion batteries.

Businesses where Hitachi can best leverage its strengths, in an environment where elemental technologies and markets now cut across several different business groups, will be designated as "Inspire A Businesses." Hitachi is prepared to take whatever steps are necessary to strengthen these businesses, including strategically allocating funds and establishing an operating framework that facilitates collaboration across many businesses in the Hitachi Group.

In Information & Telecommunication Systems, efforts are being made to upgrade Hitachi's development capabilities with respect to disk array subsystems, HDDs and other hardware, as well as middleware and other software. Hitachi will explore alliances with other companies and conduct M&As, as required, to better facilitate the provision of total solutions in this field, which is a key component of a ubiquitous information society.

In Power & Industrial Systems, structural reforms are being implemented to Hitachi, Ltd.'s Power & Industrial Systems Group to improve earnings.

In the display business, Hitachi is continuing with the development of a next-generation display device that achieves high picture quality and low power consumption.

Hitachi has positioned the consumer market as an important market for providing "New Era Lifeline Support Solutions." At the heart of this stance is establishment of the Consumer Business Strategy Division to open up new markets through a business model transformation--switching from a household appliance business operated along individual product lines to a consumer products business that directly supports individuals' lifestyles as a vital part of the social infrastructure. Headed by President and CEO Etsuhiko Shoyama, this new body's activities will extend beyond the scope of the current consumer field. It will capitalize fully on the resources of Hitachi's consumer products business as well as the involvement Hitachi Air Conditioning Systems Co., Ltd. and Hitachi Industrial Equipment Systems Co., Ltd. have in the technology and business spheres. The goal is to create viable consumer business models for the ubiquitous era.

Moreover, Hitachi is actively investing in advanced research fields that are of common interest to the Group. These are fields in which the Hitachi Group can give full play to its strengths from a long-term perspective.

Together, these investments, including ongoing investments in IT to facilitate faster decision-making, are intended to support consistent growth.

Hitachi is accelerating the pace of its transformation into a highly profitable organization as it aims to expand and achieve positive FIV in fiscal 2005, a goal of "i.e.HITACHI Plan II," and generate consistent growth afterward.

Cautionary Statement
--------------------

Certain statements found in this document may constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such "forward-looking statements" reflect management's current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends are used to assist readers in identifying these "forward-looking statements." Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the "forward-looking statements" and from historical trends. Certain "forward-looking statements" are based on current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on "forward-looking statements," as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any "forward-looking statement" and from historical trends include, but are not limited to:

- rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment;

- uncertainty as to Hitachi's ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

- fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

- increasing commoditization of information technology products, and intensifying price competition in the market for such products;

- fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

- uncertainty as to Hitachi's ability to access, or access on favorable terms, liquidity or long-term financing, particularly in the context of limited credit availability currently prevailing in Japan;

- uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

- general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

- uncertainty as to Hitachi's access to, and ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

- uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and

- uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi's periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

                                      # # #